UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____November 5, 2004____________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

October 25, 2004

Item 3: Press Release

A Press release dated and issued October 25, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that Joint Venture partner Meridian Gold Inc. has increased the 2004 exploration budget for the Golden Summit Project to US$842,000.

Item 5: Full Description of Material Change

See attached News Release dated October 25, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___October 25, 2004____________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

For Immediate Release

NEWS RELEASE

October 25th , 2004

Toronto Stock Exchange : ITF

OTC BB : FGOVF

      Website:www.freegoldventures.com

  EXPLORATION BUDGET INCREASED TO US $842,000

7 HOLE DRILL PROGRAM UNDERWAY ON TOLAVANA

 GOLDEN SUMMIT PROJECT, ALASKA

Vancouver, BC - October 25th, 2004      Freegold Ventures Limited (TSX: ITF) is pleased to announce that Joint Venture partner Meridian Gold Inc. has increased the 2004 exploration budget for the Golden Summit Project, to US $842,000 from the already committed US $650,000. The results generated from trench sampling and mapping carried out earlier this summer in the Tolovana area are below and have enabled Management to prioritize the current drill targets.

Tolavana lies 750 metres southwest of the Cleary Hill Mine where the joint venture drilled six holes earlier this year (see PR dated: July 6th, 2004).  A 7 hole, 3,900 foot core drilling program is currently underway at Tolovana to evaluate several of the trench targets identified during trenching conducted in August. An extensive hydrothermal system is present on the property with mineralization open along strike and to depth. Stockwork vein mineralization is known within the granodiorite intrusive, immediately south of the Tolovana Vein where previous drilling intersected high-grade gold values. However, the extent of this intrusive hosted stockwork mineralization is unknown and its relationship to shear and vein hosted high grade gold mineralization in metamorphic rocks on the Tolovana prospect is uncertain. The seventh hole is to offset a previous high grade intercept which returned 10 feet grading 50.7 gpt gold from granodiorite at 325 to 335 feet in reverse circulation hole TLR96-26.

Channel samples collected on 5-foot centers from 1,790 feet of backhoe trenching conducted on the Tolovana prospect in August  returned significant gold values hosted in both schist and intrusive rocks. Values are reported below in Table 2.  Gold mineralization in channel samples occurs in shear zones and discrete quartz veins hosted in lower plate rocks of the Fairbanks Schist, upper plate rocks of the Chatanika terrane and intrusive rocks of probable mid-Cretaceous age.  Gold mineralization is associated with highly anomalous arsenic (+1%), antimony (+1%) and lead (maximum of 5.78%) and sporadic anomalous tungsten (maximum of 140 ppm), zinc (maximum of 2,370 ppm) and silver (maximum of 189 ppm).  Structures hosting gold mineralization strike generally east-west and dip moderately to steeply to the south, an observation in agreement with measurements taken during historic underground mining operations on the former Tolovana mine.

Trench #	From Feet	To Feet	Interval	Au - gpt	Au - opt
7E	0	155	155	0.572	0.017
7E	85	115	30	1.624	0.047
Cut 5	0	5	5	7.730	0.225
East	250	310	60	1.066	0.031
Zeba	0	130	130	1.377	0.040
Zeba	15	30	15	4.185	0.122
Zeba	75	80	5	7.800	0.228

Grab samples were collected to identify, more specifically, the mode of gold occurrences. The majority of gold values occurred in primarily in discrete quartz veins, with values ranging from 15 ppb gold to a seven inch quartz vein which graded 95.8 gm/t gold.

All 2004 geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. The qualified person responsible for this news release is Curt Freeman, M.Sc. P. Geo.

Meridian is earning into a 50% interest in the Golden Summit Project by making exploration expenditures totaling US$5 million, cash payments of US$390,000 over 4 years and investing a minimum of US$300,000 in Freegold through private placements. Meridian may increase its interest to 60% by completing an independent bankable Feasibility Study. In the event that the Feasibility Study identifies a minimum of 500,000 gold ounces, Meridian will pay to Freegold $1.00 per every economic ounce identified and for each additional ounce identified. Once Meridian has completed the Feasibility Study, Meridian may elect within 180 days to increase its interest to 70%. Meridian shall be responsible for arranging all production financing. Upon placing the project into Commercial Production Meridian will have earned a 70% interest

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company. Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Mid Tier gold producer Meridian Gold has recently entered into a JV on the Golden Summit Project. Freegold is the Project Operator. Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Fairbanks Mining District. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum group metals.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

October 26, 2004

Item 3: Press Release

A Press release dated and issued October 26, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Grew Creek Drill Program Expanded to 11 holes.

Item 5: Full Description of Material Change

Vancouver, BC - October 26th, 2004 Freegold Ventures Limited (TSX: ITF) announces that the Grew Creek Drill Program, currently in progress has been expanded from 6 holes ( 780 m ) to 11 holes (1530 m). The current $500,000 fall winter drill program is 100% funded by Freegold.

Drilling by previous operators was based on an interpretation that the gold mineralization in a quartz-adularia stockwork zone trended in an east-southeasterly direction.   A new interpretation put forth suggested that the most of the previous drilling may have infact been oriented sub-parallel to the vein orientation. This is interpretation was supported by the abundance of quartz -adularia vein intersections with contacts and banding at an acute angle to the core axis.

The current drill program is aimed at determining the most favourable orientation of veining within the deposit. Preliminary visual inspection of the core indicates that the predominant vein interpretation appears to be related to a northerly trend, and supports the new interpretation that multiple northerly vein and vein stockwork zones make up the Grew Creek deposit, and therefore it appears that the deposit may be open to the south. The drill program was expanded in order to determine the exact trend of the mineralization.

Drilling is slated to continue through December 15th. Assay results will be reported once they are available.

The Grew Creek Project is located 35 km west of the town of Ross River and one kilometre from the Robert Campbell Highway and the Whitehorse power grid. The Qualified Person for this release is Robert Stroshein, P. Eng.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___October 26, 2004____________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

For Immediate Release

NEWS RELEASE

October 26th, 2004

Toronto Stock Exchange : ITF

OTC BB : FGOVF

Website:www.freegoldventures.com

  GREW CREEK DRILL PROGRAM EXPANDED TO 11 HOLES

YUKON TERRITORY

Vancouver, BC - October 26th, 2004 Freegold Ventures Limited (TSX: ITF) announces that the Grew Creek Drill Program, currently in progress has been expanded from 6 holes ( 780 m ) to 11 holes (1530 m). The current $500,000 fall winter drill program is 100% funded by Freegold.

Drilling by previous operators was based on an interpretation that the gold mineralization in a quartz-adularia stockwork zone trended in an east-southeasterly direction.   A new interpretation put forth suggested that the most of the previous drilling may have infact been oriented sub-parallel to the vein orientation. This is interpretation was supported by the abundance of quartz -adularia vein intersections with contacts and banding at an acute angle to the core axis.

The current drill program is aimed at determining the most favourable orientation of veining within the deposit. Preliminary visual inspection of the core indicates that the predominant vein interpretation appears to be related to a northerly trend, and supports the new interpretation that multiple northerly vein and vein stockwork zones make up the Grew Creek deposit, and therefore it appears that the deposit may be open to the south. The drill program was expanded in order to determine the exact trend of the mineralization.

Drilling is slated to continue through December 15th. Assay results will be reported once they are available.

The Grew Creek Project is located 35 km west of the town of Ross River and one kilometre from the Robert Campbell Highway and the Whitehorse power grid. The Qualified Person for this release is Robert Stroshein, P. Eng.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company. Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Mid Tier gold producer Meridian Gold has recently entered into a JV on the Golden Summit Project. Freegold is the Project Operator. Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Fairbanks Mining District. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum group metals.

On behalf of the Board of Directors Harry Barr, Chairman

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission